UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*

                             DAEDALUS ENTERPRISES, INC.
                                  (Name of Issuer)

                            Common Stock, $.01 par value
                           (Title of Class of Securities)

                                      23371210
                                   (CUSIP Number)

                                    Thomas R. Ory
                                 300 Parkland Plaza
                              Ann Arbor, Michigan 48103
                                    (734)769-5649
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  January 23, 1998
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


























                                    SCHEDULE 13D


CUSIP No. 23371210



1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Thomas R. Ory

2  Check The Appropriate Box If A Member Of A Group*               (a)[ ]
                                                                   (b)[ ]

3  SEC Use Only



4  Source of Funds*

   PF

5  Check Box If Disclosure Of Legal Proceedings Is                     [ ]
   Required Pursuant To Items 2(d) or 2(E)


6  Citizenship Or Place of Organization

   U.S.A.
              7  Sole Voting Power

 Number Of         41,665
  Shares      8   Shared Voting Power
Beneficially
  Owned By          24,565
    Each      9   Sole Dispositive Power
 Reporting
  Person            41,665
   With       10  Shared Dispositive Power

                    24,565
11 Aggregate Amount of Beneficially Owned By Each Reporting Person

           66,230
12 Check Box If The Aggregate Amount In Row (11) Excludes              [ ]
   Certain Shares*

13 Percent Of Class Represented By Amount In Row (11)

        11.6%
14 Type Of Reporting Person*

   IN


















         This is the first amendment to a Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 19, 1997 (the "Original Statement") by Thomas R. Ory with respect to the common stock, par value $.01 per share (the "Common Stock"), of Daedalus
Enterprises, Inc., a Delaware corporation (the "Issuer"). Items 4, 5, 6 and 7 of the Original Statement are amended as set forth below:

Item 4.  Purpose of Transaction.

         Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 23, 1997, by and among the Issuer, DEI Merger Sub, Inc. and S. T. Research Corporation ("STR"), a wholly owned subsidiary of the Issuer will merge with and into STR, STR will become a wholly owned subsidiary of the Issuer, and the Issuer will issue 2.58 shares of Common Stock for each share of STR common stock outstanding on the effective date of the merger. Under the Merger Agreement, the board of directors of the Issuer will be expanded to seven members, including five current STR directors. S. R. Perrino, currently CEO of STR, will become the Chairman and CEO of the Issuer, while Mr. Ory will remain President of the Daedalus division, responsible for the Issuer's operations in Ann Arbor, Michigan. The Merger Agreement also requires that the Issuer's Certificate of Incorporation be amended to increase the number of authorized shares of Common Stock from 2,000,000 to 5,000,000 and to change the Issuer's name to "Sensys Technologies, Inc.". Mr. Ory has agreed, pursuant to a certain voting agreement, to vote his shares of Common Stock in favor of the proposed amendments to the Certificate of Incorporation and a proposed amendment to the Issuer's Long-Term Incentive Plan. In addition, pursuant to such voting agreement, the Issuer has agreed to nominate certain persons, including Mr. Ory, for election as directors at the two annual meetings following the closing of the Merger Agreement, to expand the size of the board to seven directors and to not make any further changes to the size of the board until after the second annual meeting following the closing of the Merger Agreement. See Item 6 for a description of such voting agreement.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Ory beneficially owns 66,230 shares of Common Stock, constituting approximately 11.6% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock beneficially owned by Mr. Ory includes 35,000 shares which he has the right to acquire pursuant to employee stock options which are exercisable currently or within the next 60 days. The total shown excludes 90,876 shares of Common Stock beneficially owned by certain persons who are parties to the voting agreement described in Item 6 as to which shares Mr. Ory has no voting or dispositive power and disclaims beneficial ownership.

         (b) Mr. Ory has sole voting and dispositive power as to 6,665 shares of Common Stock which he owns individually and as to the 35,000 shares which he has the right to acquire pursuant to stock options (when such options are exercised). Mr. Ory shares voting and dispositive power with respect to 24,565 shares of Common Stock he owns jointly with his spouse.

         (c) Mr. Ory has had no transactions in the Common Stock during the past 60 days. A portion of one stock option owned by him became exercisable on December 10, 1997.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Ory is a party to a voting agreement dated as of December 23, 1997 by and among the Issuer, certain stockholders of the Issuer and certain stockholders of STR (the "Voting Agreement"). Pursuant to the Voting Agreement, the stockholders of the Issuer and the stockholders of STR agree to vote at their respective stockholder meetings in favor of certain matters required by the Merger Agreement to be presented to stockholders for approval, including amendments to the Issuer's Certificate of Incorporation and Long-Term Incentive Plan. Such stockholders also agree not to dispose of their shares, except under certain conditions, until the earlier of the consummation of the merger contemplated by the Merger Agreement, the termination of the Merger Agreement or July 1, 1998. The Issuer has agreed that, following the merger until the conclusion of the second annual meeting of the stockholders of Issuer after the merger, except under certain circumstances, the number of directors on the Issuer's Board of Directors will be fixed at seven and that it will nominate Thomas R. Ory, John D. Sanders, Philip H. Power, Santo R. Perrino, Kent Rockwell, James Busey and Charles Bernard for election as directors at each meeting of the stockholders of the Issuer at which directors are elected, subject to the consent of such persons to serve in such capacity.

Item 7.  Material to be Filed as Exhibits.

Exhibit 3 Agreement and Plan of Merger, dated as of December 23, 1997, by and among the Issuer, DEI Merger Sub, Inc. and S. T. Research Corporation (filed as exhibit 2.1 to the Issuer's Current Report on Form 8-K dated December 29, 1997 and incorporated herein by reference)

Exhibit 4 Voting Agreement, dated as of December 23, 1997, by and among the Issuer, certain stockholders of the Issuer and certain stockholders of STR


                                      SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 1998


/s/Thomas R. Ory
Thomas R. Ory